UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 19, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”) under which the Company agreed to issue and sell pursuant to the Company’s Indenture, dated August 19, 2025 between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and a First Supplemental Indenture to be entered into between the Company and the Trustee (collectively, the “Indenture”), in one or more registered direct offerings by the Company directly to the Investor (the “Offering”) convertible notes for up to an aggregate principal amount of $300,000,000 (the “Notes”) that will be convertible into ordinary shares of the Company’s, par value of $0.00001 per share (the “Ordinary Shares”) in the form of American depositary shares of the Company (“ADSs”).

The Company expects to issue and sell to the Investor a Note in the original principal amount of $10,000,000 (the “Initial Note”) on or about August 19, 2025 (the date the Initial Note is issued, the “Initial Closing Date”). Upon our filing of one or more additional prospectus supplements, and our satisfaction of certain other conditions, the Securities Purchase Agreement contemplates additional closings of up to $290 million in aggregate principal amount of additional notes (“Additional Notes”).

The Securities Purchase Agreement contains customary representations, warranties and covenants, including a restriction, subject to exceptions, on the entrance into variable rate transactions. It also grants the Investor the right to participate in certain future equity and equity-linked transactions of the Company during the six months commencing upon the Initial Closing Date, as well as certain anti-dilution rights applicable to the Notes.

No Note may be converted to the extent that such conversion or exercise would cause the then holder of such Note to become the beneficial owner of more than 9.99% after giving effect to such conversion or exercise (the “Beneficial Ownership Cap”).

Each Note bears interest at a rate equal to the sum of (A) the secured overnight financing rate (“SOFR”) and (B) 6.75% per annum (with 4.25% per annum, subject to the satisfaction of certain equity conditions, eligible to be satisfied, at our option, either in cash or in ADSs). Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the Notes will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances as provided in the Notes.

Subject to the Beneficial Ownership Cap, each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into Ordinary Shares represented by ADSs at a conversion price that is initially set at $2.19 per ADS (or $2.19 per Ordinary Share) (subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event, and we refer to such conversion price as adjusted as the “Conversion Price”). Conversion can also be done at the option of the holder at the Alternate Conversion Price (as defined in the Notes) in any of the following scenarios: (i) (x) certain trading volume is achieved and (y) no such alternate conversion was made in the immediately preceding three consecutive trading days, or (ii) in connection with an event of default, subject to an additional 25% premium on the conversion amount if an event of default then exists. The Conversion Price is subject to adjustment each three-month anniversary of the date of issuance of the Notes. The floor price is automatically adjusted on each six month anniversary of the date of issuance of the Notes and, subject to the rules and regulations of Nasdaq, we have the right, at any time, with the written consent of the holders, to lower the floor price to any amount and for any period of time deemed appropriate by our board of directors.

The Notes contain customary affirmative and negative covenants, including certain limitations on issuance of indebtedness senior to the Notes, restriction on payment of cash dividend, asset transfers, changes in the business and transactions with affiliates, and obligation to maintain intellectual property rights and insurance. They also require us to maintain a balance of available cash in an aggregate amount no less than $20,000,000, as of the end of each fiscal quarter and/or fiscal year.

The Notes prohibit us from entering into specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) unless we (or our successor) is a public company that assumes in writing all of our obligations under the Notes. In connection with the delisting of the securities of the Company, each holder may require us to redeem in cash all, or any portion, of the Notes at a 25% redemption premium to the face value of the Notes to be redeemed. In connection with certain equity line transactions, we are required to redeem in cash a portion of the Notes, using 50% of the net proceeds of such transaction.

The Notes contain standard and customary events of default including but not limited: (i) the suspension from trading or the failure to list our ADSs within certain time periods; (ii) failure to make payments when due under the Notes; and (iii) bankruptcy or insolvency of the Company. If an event of default occurs, each holder may require us to redeem all or any portion of the Notes (including all accrued and unpaid interest and late charges thereon), in cash, at the greater of (i) a 25% premium to the face value of the Notes to be redeemed, and (ii) with respect to certain events of default, the Share Failure Redemption Value (as defined in the Notes) of the Notes to be redeemed. If any bankruptcy event of default occurs, we are required to immediately redeem in cash all amounts due under the Notes at a 25% premium, unless the holder waives such right to receive such payment.

A copy of the form of Securities Purchase Agreement and form of Note is included in this current report on Form 6-K as Exhibit 10.1 and Exhibit 10.2 and the foregoing description of the Securities Purchase Agreement and the Notes is qualified in its entirety by reference thereto.

This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the pre-effective amendment No. 1 to the registration statement on Form F-3 (File No. 333-285533), post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Indenture, dated September 19, 2025, by and between Lotus Technology Inc. and U.S. Bank, National Association
4.2	First Supplemental Indenture, dated September 19, 2025, by and between Lotus Technology Inc. and U.S. Bank, National Association
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Series A-1 Convertible Note
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
99.1	Press Release – Lotus Technology Received up to $300 Million Funding Commitment to Strengthen Liquidity and Advance Business Development

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: August 19, 2025